Filed pursuant to Rule 433
Registration Statement No. 333-140062
Dated April 11, 2007

COVIDIEN INTERNATIONAL FINANCE S.A.
Free Writing Prospectuses
Published or Distributed by Media

Article Published on April 6, 2007

On April 6, 2007, The Boston Globe, a daily newspaper, as well as its online publication, Boston.com, published an article concerning Covidien Ltd., the full text of which is reproduced below.

The article published by The Boston Globe and Boston.com was not prepared by or reviewed by Covidien prior to its publication, nor was Covidien aware of the publication of the article prior to April 6, 2007. Statements in the article that are not attributed directly to Mr. Kraus or based on, or derived from, Covidien’s public filings with the SEC represent the author’s or others’ opinions, and are not endorsed or adopted by Covidien.

Full Text of The Boston Globe and Boston.com Article

Tyco spinoff plans Fenway debut

Covidien agrees to a multiyear sponsorship deal

By Keith Reed, Globe Staff  |  April 6, 2007

The $10 billion medical devices giant about to be spun off from Tyco International Ltd. plans to introduce itself to the world next week in Fenway Park.

Covidien Ltd. has signed a multiyear deal estimated to be worth seven figures to become a Red Sox sponsor, a pact that will give Covidien’s new logo prime real estate in the middle of the left-field wall at the ballpark.

The company also will donate an undisclosed amount of money to charities supported by the Red Sox Foundation . The deal comes as Covidien, currently Tyco’s healthcare unit, prepares to be spun out as an independent company with roughly 43,000 employees before the end of the second quarter.

When that move is done, Covidien, based in Mansfield, will join the ranks of Massachusetts’ other giant life-science companies, including Genzyme Corp. and Boston Scientific Corp. But first, it has to create its own corporate image separate from Tyco, which in this decade was synonymous with a wave of corporate scandals that rocked Wall Street.

“I think that the management team at corporate headquarters has done a terrific job to bring credibility back to a company that needed it. This is more to announce Covidien as a stand-alone entity, to create buzz and excitement around that,” said Eric Kraus , Covidien’s spokesman.

Neither the Red Sox nor Covidien would disclose the length or value of the deal, but sports marketing specialists said a deal that includes a prominent sign at Fenway Park, one of the best-known facilities in baseball, plus a charitable component would be worth millions.

The new Green Monster sign will be ready for Tuesday’s home opener, Kraus said.

The company is donating to The Jimmy Fund, the Red Sox Scholars , Community Athletic Programs, and Dimock Community Health Center in Roxbury.

Covidien also will be the main sponsor for the foundation’s $500 per plate Welcome Home dinner, to be held Tuesday at the Boston Convention & Exhibition Center , as well as the Pan-Mass Challenge , a two-day bike ride from Sturbridge to Provincetown to support research at the Dana-Farber Cancer Institute.

Keith Reed can be reached at reed@globe.com.

Article Published on January 25, 2007

On January 25, 2007, The Boston Globe, a daily newspaper, as well as its online publication, Boston.com, published an article concerning Covidien Ltd., the full text of which is reproduced below.

The article published by The Boston Globe and Boston.com was not prepared by or reviewed by Covidien prior to its publication, nor was Covidien aware of the publication of the article prior to April 6, 2007. Statements in the article that are not attributed directly to Mr. Meelia or Mr. Kraus or based on, or derived from, Covidien’s public filings with the SEC represent the author’s or others’ opinions, and are not endorsed or adopted by Covidien.

Full Text of The Boston Globe and Boston.com Article Published on January 25, 2007

Mass. to get life-science giant

Spinoff counters trend of losing local firms to out-of-town buyers

By Stephen Heuser, Globe Staff  |  January 25, 2007

With the sweep of a federal regulator's pen, Massachusetts stands to gain a new life-science giant in April: Covidien , a medical-supplies maker with thousands of products and more than 43,000 employees worldwide.

Currently the healthcare division of conglomerate Tyco International Ltd. , Covidien is slated to become an independent company when Tyco completes a planned break up this spring, giving the state another device powerhouse on the scale of local industry leader Boston Scientific Corp.

The spinoff will close a chapter in the saga of Tyco, whose stock collapsed in 2002 in a wave of scandals over inflated financial results and the lavish lifestyles of top executives.

It also marks a rare reversal of the recent trend in which out-of-town owners have snapped up leading local names such as Gillette and John Hancock.

"It's very good news for Massachusetts," said Richard C. Lord of the Associated Industries of Massachusetts , a business lobby. "We've been concerned in the last few years in the loss of some major companies that were formerly headquartered here."

The new company will keep Tyco Healthcare's headquarters in Mansfield, where 1,300 people work in research and administration. It also has 650 employees at a Chicopee factory, and another 50 at a small division in Waltham.

Although it has more than 10,000 products in 145 countries and a new name, Covidien can claim local roots more than a century deep. The kernel of the business was Kendall Co. , a gauze maker founded in Walpole and bought by Tyco during its 1990s acquisition binge. Its current chief executive, Richard Meelia, was raised in Melrose and attended Boston College Law School.

Today Tyco Healthcare produces medical supplies and surgical devices under various brand names, from Curity bandages to Mallinckrodt hospital imaging systems that can cost more than $250,000. It also makes store-brand diapers, the acetaminophen in Tylenol, and high-tech ventilators to help people with lung problems breathe.

"There are very few companies that on day one begin at $10 billion and 43,000 employees," said company spokesman Eric Kraus .

The breakup still awaits approval from the Securities and Exchange Commission and a vote of Tyco's board. The company filed detailed documents on its proposed spinoffs last week.

Although the healthcare division recorded more than $2 billion in profits last year, analysts say some uncertainty still hangs over the entire firm, which is fighting numerous shareholder lawsuits. The suits stem from the firm's mismanagement under L. Dennis Kozlowski , the high-flying chief executive who built the modern Tyco conglomerate though the 1990s.

With a Bermuda incorporation and shifting headquarters, Tyco was a throwback to the multi- industry conglomerates of the 1970s. Today, the parent company's grab bag of product lines includes burglar alarms, fire-safety equipment, pipes, valves, electronics, and police radio systems.

The company planned to split up in 2002, but was soon rocked by accounting scandals that gutted its value, dropping the share price from nearly $60 to below $10. Kozlowski was sentenced to jail in 2005 for building a personal fortune on the company's dime. His $6,000 shower curtains, his company-funded Florida mansion, and the $2 million birthday party he threw for his wife in Sardinia became icons of corporate excess and self-dealing.

But unlike Enron Corp., which dissolved in a fog of bogus revenue and corrupt accounting practices, Tyco's underlying business survived, and has built back to about half the value it reached during the boom years.

"Reputationally, I'd have to say at this point the company is getting a lot more respected," said Michael Jaffe , a stock analyst who follows Tyco for Standard & Poor's. "They're trying to do things properly now. Over the past few years it seems like what they've tried to do is get the house in order."

According to filings, Covidien will bear a share of any potential liabilities from lawsuits against Tyco. Jaffe said the extent of damages can't be predicted.

Meelia , who will be chief executive of Covidien when it goes public, is the only Kozlowski-era head of a Tyco division still in place. He says the healthcare division has been thoroughly examined and had "absolutely no issues" of the type that brought Kozlowski down. The scandals did have an effect on morale, however.

"I don't think that people were throwing on those Tyco hats and T-shirts for a while," he said.

In anticipation of breaking off, Meelia and his team are hiring 300 people to handle accounting, compliance, and the other financial requirements of a public company. They have recruited a board that includes Jack Connors , the powerful former advertising executive who is also chairman of Partners HealthCare's board of trustees.

Meelia said Covidien's name is designed to evoke togetherness ("co") and the Latin word for life, vita. It beat out more than 6,000 candidates, including Aquient, Evendra, and Vancian .

The company plans to roll out a series of marketing events to launch the new name and create a fresh public image for a company that has long kept a low profile.

"It's a big mystery to many people," said Meelia of his company, "which is kind of the exciting part about the separation."

Stephen Heuser can be reached at sheuser@globe.com.

FORWARD-LOOKING STATEMENTS

This free writing prospectus may contain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and are subject to risks, uncertainty and changes in circumstances, which may cause actual results, performance or achievements to differ materially from anticipated results, performance or achievements. All statements contained herein that are not clearly historical in nature are forward-looking and the words “anticipate,” “believe,” “expect,” “estimate,” “plan,” and similar expressions are generally intended to identify forward-looking statements. The forward-looking statements in this free writing prospectus include statements addressing Covidien’s future financial condition and operating results as well as the anticipated timing and results of the planned spin-off, including its impact on the company’s growth opportunities. Economic, business, competitive or regulatory factors affecting the spin-off transaction and Covidien’s businesses are examples of factors, among others, that could cause actual results to differ materially from those described in the forward-looking statements. Covidien is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise. More detailed information about these and other factors is set forth in Covidien’s registration statement on Form S-1, first filed with the SEC on January 18, 2007.

Covidien International Finance S.A. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Covidien has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-609-720-4333.